Exhibit 99.1

Hafnia Limited Announces Financial Results for the Three and Twelve Months Ended December 31, 2024

Singapore, February 27, 2025

Hafnia Limited (“Hafnia”, the “Company” or “we”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”), a leading product tanker company with a diversified and modern fleet of over 120 vessels, today announced results for the three and twelve months ended December 31, 2024.

The full report can be found in the Investor Relations section of Hafnia’s website: https://investor.hafnia.com/financials/quarterly-results/default.aspx

Highlights and Recent Activity

Fourth Quarter 2024

◾	Reported net profit of USD 79.6 million or USD 0.16 per share[1] compared to USD 176.4 million or USD 0.35 per share in Q4 2023.

◾	Commercially managed pool and bunker procurement business generated earnings of USD 6.9 million compared to USD 8.8 million in Q4 2023.

◾	Time Charter Equivalent (TCE)[2] earnings were USD 233.6 million compared to USD 329.8 million in Q4 2023, resulting in an average TCE[2] of USD 22,692 per day.

◾	Adjusted EBITDA[2] of USD 131.2 million compared to USD 234.5 million in Q4 2023.

◾	67% of total earning days of the fleet were covered for Q1 2025 at USD 23,989 per day as of February 13, 2025.

◾	Net asset value (NAV)[3] was approximately USD 3.8 billion, or approximately USD 7.63 per share (NOK 86.34), at quarter end, primarily driven by a decline in vessel values.

◾
Hafnia will distribute a total of USD 14.6 million, or USD 0.0294 per share, in dividends, corresponding to a payout ratio of 18.4%. This, combined with USD 49.1 million utilized in share buybacks in Q4 2024, corresponds to a total payout ratio of 80.0%.

Full Year 2024

◾	Achieved net profit of USD 774.0 million or USD 1.52 per share[1] compared to USD 793.3 million or USD 1.57 per share for the twelve months ended December 31, 2023.

◾	Commercially managed pool and bunker procurement business generated earnings of USD 35.2 million compared to USD 37.6 million[4] for the twelve months ended December 31, 2023.

◾	TCE[2] earnings were USD 1,391.3 million compared to USD 1,366.6 million for the twelve months ended December 31, 2023, resulting in an average TCE[2] of USD 33,000 per day.

◾	Adjusted EBITDA[2] of USD 992.3 million compared to USD 1,012.9 million for the twelve months ended December 31, 2023.

1 Based on weighted average number of shares as at 31 December 2024.
2 See Non-IFRS Measures section below.
3 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).
4 Excluding a one-off item amounting to USD 7.4 million in Q3 2023.

Mikael Skov, CEO of Hafnia, commented:

Following a strong first nine months in 2024, the product tanker market softened in the fourth quarter, impacted by crude sector cannibalization of the product tanker space and shorter voyages, though partly offset by high daily loadings.

While the market dynamics shifted in the fourth quarter, Hafnia demonstrated resilience in navigating the market, delivering a net profit of USD 79.6 million in Q4 2024. This brings our full-year net profit to USD 774.0 million, marking another year of strong performance.

Our adjacent fee-generating business segments continued to perform well, recording full-year revenue of USD 35.2 million, and our net asset value (NAV) 1 at year end stood at approximately USD 3.8 billion (USD 7.63 per share /~NOK 86.34).

The dislocation between our share price and NAV in late 2024 presented an opportunistic moment for share buybacks. Completed on January 24, 2025, we repurchased ~2.8% of the outstanding shares (14,382,255 shares) at approximately 70% of NAV, for an average of USD 5.33 per share and total consideration of USD 76.7 million. Capital utilized for buybacks in December has been deducted from the total payout before declaring Q4 dividends, ensuring combined shareholder returns align with our payout ratio policy.

At the end of Q4, our net Loan-to-Value (LTV) ratio was 23.2%, increasing from Q3 mainly due to a decline in the market value of our vessels. Given that, I am pleased to announce a payout ratio of 80% for the quarter, including USD 49.1 million utilized in share buybacks in December. As a result, we will distribute a total of USD 14.6 million or USD 0.0294 per share in dividends.

Including share buybacks, our full-year payout reached USD 640.8 million, representing a payout ratio of 82.8%.

While the fourth quarter saw rate pressures from increased crude tanker cannibalization, trade volumes and tonne-miles remain at elevated levels, supported by strong global demand. Tanker rates also strengthened with the seasonal winter market. Looking ahead to 2025, while near-term market dynamics are fluid, the fundamental drivers of our business remain solid. The evolving nature of sanctions, tariffs and developments in the Red Sea will continue to influence market dynamics. Importantly, long-term supply fundamentals on the tanker side remain firm, with the current orderbook of approximately 22% offset by an ageing global product tanker fleet and the increasing number of vessels subject to sanctions involving Russia, Iran and Venezuela. Furthermore, LR2s comprise over 50% of the new tonnage expected in the next few years, and historically, 70% of LR2 capacity has been absorbed into the dirty petroleum products trade.

As of February 13, 2025, 67% of the Q1 earning days are covered at an average of USD 23,989 per day, and 25% is covered at USD 24,062 per day for 2025.

Reflecting our fleet renewal strategy and commitment to a sustainable maritime future, we have in January welcomed Ecomar Gascogne, the first of four 49,800 dwt dual-fuel Methanol Chemical IMO-II MRs, ordered through our joint venture with Socatra of France. Two additional vessels are scheduled for delivery later this year, with the fourth in 2026 — all time-chartered to TotalEnergies for a multi-year period. These vessels, running on both conventional fuel and methanol, mark a key step in our decarbonization journey.

In addition, I am proud to announce our recent joint arrangement with Cargill to launch Seascale Energy. This aims to transform marine fuel procurement services by delivering customers worldwide with cost efficiencies, transparency and access to sustainable fuel innovations.

As we conclude 2024 and look forward to 2025, I wish to express my sincere gratitude to the Hafnia team, both onshore and at sea, as well as our valued partners for the excellent results we have achieved together. We will remain focused on making strategic investments in technology and innovation while leveraging our extensive fleet capabilities to drive sustainable growth and solidify our position as a global leader in the product and chemical tanker market.

1 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).

Fleet

At the end of the quarter, Hafnia’s fleet consisted of 115 owned vessels1 and 10 chartered-in vessels. The Group’s total fleet includes 10 LR2s, 33 LR1s (including three bareboat-chartered in and three time-chartered in), 58 MRs of which nine are IMO II (including two bareboat-chartered in and seven time-chartered in), and 24 Handy vessels of which 18 are IMO II (including seven bareboat-chartered in).

The average estimated broker value of the owned fleet1 was USD 4,289 million, of which the LR2 vessels had a broker value of USD 609 million2, the LR1 fleet had a broker value of USD 1,187 million2, the MR fleet had a broker value of USD 1,721 million3 and the Handy vessels had a broker value of USD 772 million4. The unencumbered vessels had a broker value of USD 402 million. The chartered-in fleet had a right-of-use asset book value of USD 18.7 million with a corresponding lease liability of USD 20.4 million.

1 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture and two MRs owned through 50% ownership in the H&A Shipping Joint Venture
2 Including USD 336 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture
3 Including USD 48 million relating to Hafnia’s 50% share of two MRs owned through 50% ownership in the H&A Shipping Joint Venture; and IMO II MR vessels
4 Including IMO II Handy vessels

Market Review & Outlook

Throughout the first nine months of 2024, the product tanker market sustained an extended period of high earnings, driven by strong cargo volumes and tonne-miles, as vessels rerouted from the Suez Canal to the Cape of Good Hope. In the fourth quarter, tanker rates came under pressure due to the increased cannibalization from the crude sector. A key driver of the market, daily loadings of Clean Petroleum Products (CPP), dropped in the beginning of Q4, mainly due to refinery maintenance and market inefficiencies. However, since December 2024 and in the beginning of 2025, CPP loadings on Handy to LR2 tankers have increased significantly. This was largely driven by reduced crude tanker cannibalization and higher export volumes from the US Gulf.

Ton-days for product tankers have also recovered after the dip in early Q4, while earnings have improved less profoundly. This is mainly due to subdued market sentiment, limited cross-hemisphere trading and shorter voyage lengths. Laden voyage lengths dropped by approximately 12%, mainly as a result of increased refinery output from the US Gulf, which has largely replaced Middle East output for European demand.

Global oil demand remained robust and rose seasonally in the fourth quarter, driven by a winter uptick in the Northern Hemisphere. According to the International Energy Agency (IEA), global oil demand increased by 1.4 million barrels per day in the fourth quarter, as a result of a seasonal uptick, lower fuel prices and increased US petrochemical activities. For the full year 2024, global oil demand has increased by 0.87 million barrels per day from 2023, and a further increase of 1.10 million barrels per day is expected for 2025.

Recent OFAC sanctions announced in January 2025, targeting tankers carrying Russia, Iran and Venezuela oil, will have a significant impact on oil flows and tanker markets. China and India have announced they will exclude sanctioned tankers from imports, and we estimate this replacement barrels impact to be equivalent to 100 Suezmax vessels. We have noticed a decline in ton-miles in the sanctioned fleet since, and we expect this to decrease further in the coming months. This will increase the utilization and tonne-mile impact for existing crude tankers, which will result in a significant reduction in cannibalization in the clean market.

On the supply side, the product tanker orderbook-to-fleet ratio is approximately 22% as of February 2025. However, longer term fundamentals are still positive as a growing number of tankers over 20 years old are likely scrapping candidates. Many of these vessels, which operate with lower utilization and are frequently involved in “dark trades,” effectively reduce available fleet capacity. As a result, the overall supply balance is expected to remain manageable in the coming years.

Looking ahead, the product tanker market outlook is positive, supported by strong underlying demand and supply fundamentals. However, evolving geopolitical factors—including sanctions, tariffs, and disruptions in the Red Sea—will continue to influence trade flows and market dynamics.

Key Figures

USD million	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Full year 2024
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	521.8	563.1	497.9	352.8	1,935.6
Profit before tax	221.3	260.8	216.8	79.6	778.5
Profit for the period	219.6	259.2	215.6	79.6	774.0
Financial items	(18.9)	(9.9)	(6.3)	(12.7)	(47.8)
Share of profit from joint ventures	7.3	8.5	4.1	0.6	20.5
TCE income[1]	378.8	417.4	361.6	233.6	1,391.3
Adjusted EBITDA[1]	287.1	317.1	257.0	131.2	992.3
Balance Sheet
Total assets	3,897.0	3,922.7	3,828.9	3,735.0	3,735.0
Total liabilities	1,541.8	1,486.2	1,408.7	1,472.5	1,472.5
Total equity	2,355.2	2,436.5	2,420.2	2,262.5	2,262.5
Cash at bank and on hand[2]	128.9	166.7	197.1	195.3	195.3
Key financial figures
Return on Equity (RoE) (p.a.)[3]	38.3%	44.5%	37.1%	14.2%	34.5%
Return on Invested Capital (p.a.)[4]	27.6%	31.4%	26.7%	11.4%	25.0%
Equity ratio	60.4%	62.1%	63.2%	60.6%	60.6%
Net loan-to-value (LTV) ratio[5]	24.2%	21.3%	19.1%	23.2%	23.2%

For the 3 months ended 31 December 2024	LR2	LR1	MR6	Handy[7]	Total
Vessels on water at the end of the period[8]	6	27	56	24	113
Total operating days[9]	536	2,386	5,309	2,062	10,293
Total calendar days (excluding TC-in)	552	2,111	4,559	2,208	9,430
TCE (USD per operating day)[1]	25,772	21,266	22,274	24,620	22,692
Spot TCE (USD per operating day)[1]	25,508	21,378	20,984	24,401	22,085
TC-out TCE (USD per operating day)[1]	–	19,641	26,985	26,856	26,310
OPEX (USD per calendar day)[10]	7,719	7,971	8,187	8,270	8,131
G&A (USD per operating day)[11]					1,518

1 See Non-IFRS Measures section below.
2 Excluding cash retained in the commercial pools.
3 Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value (excluding joint venture vessels and debt) is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand, divided by broker vessel values (100% owned vessels).
6 Inclusive of nine IMO II MR vessels.
7 Inclusive of 18 IMO II Handy vessels.
8 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture and two MRs owned through 50% ownership in the H&A Shipping Joint Venture.
9 Total operating days include operating days for vessels that are time chartered-in. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.
10 OPEX includes vessel running costs and technical management fees.
11 G&A includes all expenses and is adjusted for cost incurred in managing external vessels.

Declaration of Dividend

Hafnia will pay a quarterly dividend of USD 0.0294 per share. The record date will be March 7, 2025.

For shares registered in the Euronext VPS Oslo Stock Exchange, dividends will be distributed in NOK with an ex-dividend date of March 6, 2025 and a payment date on, or about, March 18, 2025.

For shares registered in the Depository Trust Company, the ex-dividend date will be March 7, 2025 with a payment date on, or about, March 13, 2025.

Please see our separate announcement for additional details regarding the Company’s dividend.

Webcast and Conference Call

Hafnia will host a conference call for investors and financial analysts at 9:30 pm SGT/2:30 pm CET/8:30 am EST on February 27, 2025.

The details are as follows:

Date: Thursday, February 27, 2025

Location	Local Time
Oslo, Norway	14:30 CET
New York, U.S.A	08:30 EST
Singapore	21:30 SGT

The financial results presentations will be available via live video webcast via the following link: Click here to join Hafnia's Investor Presentation on 27 February 2025

Meeting ID: 350 442 161 405

Passcode: e7Vh3bj6

Download Teams | Join on the web

Dial in by phone: +45 32 72 66 19,,461559896# Denmark, All locations

Find a local number

Phone conference ID: 461 559 896#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page: https://investor.hafnia.com/financials/quarterly-results/default.aspx.

Contacts

Mikael Skov, CEO Hafnia

+65 8533 8900

About Hafnia

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4,000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

Non-IFRS Measures

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives.

Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-IFRS measures

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure for the periods ended 31 December 2024 and 31 December 2023.

	For the 3 months ended 31 December 2024 USD’000	For the 3 months ended 31 December 2023 USD’000	For the 12 months ended 31 December 2024 USD’000	For the 12 months ended 31 December 2023 USD’000
Profit for the financial period	79,632	176,435	774,035	793,275
Income tax (benefit)/expense	(61)	1,883	4,418	6,251
Depreciation charge of property, plant and equipment	52,404	53,386	214,308	209,727
Amortisation charge of intangible assets	108	324	803	1,300
(Gain)/loss on disposal of assets	(12,999)	295	(28,520)	(56,087)
Share of profit of equity-accounted investees, net of tax	(601)	(4,875)	(20,515)	(19,073)
Interest income	(4,578)	(3,143)	(16,317)	(17,629)
Interest expense	13,645	3,600	52,375	77,385
Capitalised financing fees written off	–	5,894	2,069	5,894
Other finance expense	3,619	733	9,662	11,845
Adjusted EBITDA	131,169	234,532	992,318	1,012,888

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

We present TCE income per operating day1, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

1 Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.

Reconciliation of Non-IFRS measures

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 December 2024	For the 3 months ended 31 December 2023	For the 12 months ended 31 December 2024	For the 12 months ended 31 December 2023
Revenue (Hafnia Vessels and TC Vessels)	352,817	472,007	1,935,596	1,915,472
Revenue (External Vessels in Disponent-Owner Pools)	180,044	231,432	933,051	756,234
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(119,257)	(142,200)	(544,317)	(548,865)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(83,995)	(80,482)	(332,802)	(279,749)
Less: Pool distributions for External Vessels in Disponent-Owner Pools	(96,049)	(150,950)	(600,249)	(476,485)
TCE income	233,560	329,807	1,391,279	1,366,607
Operating days	10,293	10,732	42,160	42,276
TCE income per operating day	22,692	30,731	33,000	32,326

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 December 2024	For the 3 months ended 31 December 2023	For the 12 months ended 31 December 2024	For the 12 months ended 31 December 2023
Revenue (Hafnia Vessels and TC Vessels)	352,817	472,007	1,935,596	1,915,472
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(119,257)	(142,200)	(544,317)	(548,865)
TCE income	233,560	329,807	1,391,279	1,366,607
Operating days	10,293	10,732	42,160	42,276
TCE income per operating day	22,692	30,731	33,000	32,326

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

Forward-Looking Statements

This press release and any other written or oral statements made by us or on our behalf may include “forward-looking statements “within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning our intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates, which are other than statements of historical facts or present facts and circumstances. These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology.

The forward-looking statements in this press release are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot guarantee prospective investors that the intentions, beliefs or current expectations upon which its forward-looking statements are based will occur.

Other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements due to various factors include, but are not limited to:

•	general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine and the conflict between Israel and Hamas;

•
general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it;

•	changes in expected trends in scrapping of vessels;

•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;

•	competition within our industry, including changes in the supply of chemical and product tankers;

•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;

•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;

•	our ability to comply with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;

•	changes in governmental regulations, tax and trade matters and actions taken by regulatory authorities;

•	potential disruption of shipping routes and demand due to accidents, piracy or political events;

•	vessel breakdowns and instances of loss of hire;

•	vessel underperformance and related warranty claims;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;

•	our ability to procure or have access to financing and refinancing;

•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;

•	fluctuations in commodity prices, foreign currency exchange and interest rates;

•	potential conflicts of interest involving our significant shareholders;

•	our ability to pay dividends;

•	technological developments;

•
the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to environmental, social and governance initiatives, objectives and compliance; and

•	other factors set forth in “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Registration Statement on Form 20-F, filed with the U.S. Securities and Exchange Commission on 1 April 2024

Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise.